UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021.

 Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports Second Quarter 2021 Financial Results

US$2.4 billion GMV, up 25.4% year-over-year on an FX neutral basis
Total revenues of US$30.9 million, up 18.2% year-over-year on an FX neutral basis

NEW YORK--(BUSINESS WIRE)--August 17, 2021--VTEX (NYSE: VTEX), the enterprise digital commerce platform for premier brands and retailers, the leader in accelerating the digital commerce transformation in Latin America and now expanding globally, today announced results for the second quarter of 2021 ended June 30, 2021. VTEX results have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.”

Geraldo Thomaz Jr., co-CEO and co-founder of VTEX, commented, “We are humbled to present our first quarterly earnings results as a publicly-traded company. Our robust performance highlights the size of the opportunity of digitalization in the emerging markets, despite the gradual reopening of brick-and-mortar retail.” Mariano Gomide de Faria, co-CEO and co-founder of VTEX, added, “We are focused on transforming the future of ecommerce. We expect to continue to enhance our leadership position in Latin America through strong execution and focus. We are only at the beginning of the digital commerce journey and VTEX is here to accelerate it.”

Second Quarter 2021 Operational and Financial Highlights

  GMV reached US$2.4 billion in the second quarter of 2021, representing a year-over-year increase of 30.4% in USD and 25.4% on an FX neutral basis.
  Total revenues increased to US$30.9 million in the second quarter of 2021, from US$25.3 million in the second quarter 2020, representing a year-over-year increase of 22.1% in USD and 18.2% on an FX neutral basis.
  Subscription revenue represented 96.1% of total revenues and increased to US$29.7 million; in the second quarter of 2021, from US$23.9 respectively in the second quarter of 2020, a year-over-year increase of 23.9% in USD and 20.0% on an FX neutral basis.
  Subscription gross profit was US$20.2 million in the second quarter 2021, compared to US$15.9 million in the first quarter of 2021.
    Subscription gross margin improved to 68.1% in the second quarter of 2021 from 64.7% in the first quarter of 2021. Subscription gross profit margin quarter-over-quarter improvements reflect operational hosting cost efficiencies.
  Non-GAAP loss from operations was US$10.4 million during the second quarter of 2021, compared to Non-GAAP income from operations of US$6.7 million in the second quarter of 2020, primarily due to incremental investments in sales and marketing and research and development, as we have been investing to capture the acceleration of ecommerce growth.
  Non-GAAP free cash flow was US$(14.7) million during the second quarter of 2021, compared to US$5.4 million in the second quarter of 2020.
  Our total headcount increased to 1,486 as of June 30, 2021, representing an 88.1% year-over-year increase.

Second Quarter 2021 Product Innovation Highlights:

  VTEX launched enhancements to the core commerce capabilities to further differentiate its value proposition. VTEX Intelligent Search now can leverage VTEX OMS and inventory intelligence to regionalize search results, increasing conversion. VTEX OMS also launched a new feature allowing customers to manage their capacity for scheduled deliveries, aiming to improve the precision of promised SLAs to shoppers and % of SLAs kept on scheduled deliveries.
  VTEX launched selected features to improve local differentiation in some strategic markets. In Brazil, new payment parameters were added to native integrations for our customers to comply with new marketplace regulation. In Argentina, checkout geolocation precision was enhanced to improve conversion. In the US, OMS reports added local tax business rules.
  The new VTEX Admin with a new consistent user interface and a new sales dashboard is being rolled out and was launched to all US customers. Furthermore VTEX continues to evolve its product in a way that removes usability friction for enterprise users and enhanced user experiences to manage inventory, create promotions, and for marketplace operators to evaluate and catalog new offers from sellers.

Business Outlook

We are seeing the economy slowly recover in 2021, rebounding from the contraction of 2020, due to the adverse effects of the COVID-19 pandemic.

Online commerce penetration in Latin America continues at a higher level than it was pre-pandemic, demonstrating that the 2020 quarantine-related acceleration in online consumption appears sustainable, even as brick-and-mortar retail stores gradually reopen throughout the region.

Our customers with brick-and-mortar retail presence can now operate an omni-channel strategy. We expect our business to face similar year-over-year trends in the third quarter and start to normalize towards the end of 2021. We believe that the strong sector tailwinds will continue to drive our growth and overall ecommerce growth rates in the region, despite the near-term year-over-year comps. We expect seasonal patterns to remain the same as in prior years and expect that our revenue will grow sequentially for the remaining quarters in 2021.

In view of the aforementioned trends and VTEX’s performance during the six months ending June 30, 2021, we currently expect to deliver growth at healthy levels. We are targeting revenue in the US$31.0 million to US$31.5 million range for the third quarter of 2021, and US$124 million to US$126 million range for the fiscal year ended December 31, 2021, assuming current period FX rates.

Importantly, we will continue to invest to grow our business as we work towards continuing to enhance our leadership position in Latin America and explore new opportunities outside the region.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding ''Forward-Looking Statements'' below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three and six months ended June 30, 2021 and 2020.

	Three months ended June 30th		Six months ended June 30th
(in millions of US$, except as otherwise indicated)	2021	2020	2021	2020
GMV	2,439.3	1,870.8	4,475.3	2,823.2
GMV growth YoY FXN (1)	25.4%	178.0%	64.8%	108.6%
Revenue	30.9	25.3	56.8	41.9
Revenue growth YoY FXN (1)	18.2%	118.6%	41.5%	84.2%
Subscription gross profit (2)	20.2	18.1	36.1	28.5
Subscription gross profit margin (2)	68.1%	75.7%	66.5%	72.4%
Non-GAAP income (loss) from operations (3)	(10.4)	6.7	(18.9)	4.3
Total number of employees	1,486	790	1,486	790
(1)

Calculated by using the average monthly exchange rates for the applicable months during 2020, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2021, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

(2)	Corresponds to our subscription revenues minus our subscription costs.
(3)	For a reconciliation of non-GAAP income (loss) from operations to income (loss) from operations, can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-844-200-6205 (Conference ID – 217753 –) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“GMV” means the total value of the orders processed through our platform, including value-added taxes and shipping.

"Stores" or "Active online stores" means the number of unique domains generating gross merchandise value.  Each customer might have multiple stores.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

Special Note Regarding Non-GAAP financial metrics

For convenience of investors, this document presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Income (Loss) from Operations, Free Cash Flow and FX Neutral measures.

We understand that Non-GAAP Income (Loss) from Operations, Free Cash Flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of Non-GAAP Income (Loss) from Operations, Free Cash Flow and FX Neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Reconciliation of Non-GAAP measures

The following table presents a reconciliation of our Non-GAAP Income (loss) from operations for the following periods:

	Three months ended June 30th		Six months ended June 30th
(in millions of US$, except as otherwise indicated)	2021	2020	2021	2020
Income (loss) from operation	(16.4)	6.1	(28.4)	3.1
Share-based compensation expense	5.5	0.4	8.7	0.7
Amortization of intangibles related to acquisitions	0.5	0.2	0.8	0.5
Non-GAAP income (loss) from operations	(10.4)	6.7	(18.9)	4.3

The following table presents a reconciliation of our Non-GAAP free cash flow from operation for the following periods:

	Three months ended June 30th		Six months ended June 30th
(in millions of US$, except as otherwise indicated)	2021	2020	2021	2020
Net cash provided (used) by operating activities	(14.2)	5.6	(21.6)	(3.8)
Acquisitions of property and equipment	(0.5)	(0.2)	(1.1)	(0.7)
Non-GAAP free cash flow	(14.7)	5.4	(22.7)	(4.5)

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months period ended June 30, 2021:

	Three months ended June 30th
	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	2021	2020	Percentage change	2021	2020	Percentage change
Subscription revenue	29.7	23.9	23.9%	28.7	23.9	20.0%
Services revenue	1.2	1.3	(9.0)%	1.2	1.3	(12.5)%
Total revenue	30.9	25.3	22.1%	29.9	25.3	18.2%
Subscription cost	(9.5)	(5.8)	62.5%	(9.3)	(5.8)	60.2%
Services cost	(2.8)	(1.7)	66.3%	(2.6)	(1.7)	55.8%
Total cost	(12.2)	(7.5)	63.4%	(11.9)	(7.5)	59.2%
Gross profit	18.7	17.8	4.8%	18.0	17.8	1.0%
Operating expenses	(35.0)	(11.7)	200.4%	(33.6)	(11.7)	188.5%
Income (loss) from operation	(16.4)	6.1	n/a	(15.7)	6.1	n/a

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, "Interim Financial Reporting" nor a financial statement as defined by International Accounting Standards 1 "Presentation of Financial Statements." The financial information in this press release has not been audited.

About VTEX

VTEX provides a software-as-a-service digital commerce platform for enterprise brands and retailers. Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. Founded in Brazil, we have been a leader in accelerating the digital commerce transformation in Latin America and are expanding globally. Our platform is engineered to enterprise-level standards and functionality. As of December 31, 2020, we were trusted by more than 2,000 customers with over 2,500 active online stores across 32 countries to connect with their consumers in a meaningful way.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX Condensed Consolidated Statements of Operations (In thousands of U.S. dollars, unaudited)

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Subscription revenue	29,652	23,937	54,310	39,379
Services revenue	1,217	1,338	2,483	2,538
Total revenue	30,869	25,275	56,793	41,917

Subscription cost	(9,461)	(5,821)	(18,176)	(10,881)
Services cost	(2,757)	(1,659)	(4,865)	(3,337)

Total cost	(12,218)	(7,480)	(23,041)	(14,218)

Gross profit	18,651	17,795	33,752	27,699

Operating expenses
General and administrative	(7,806)	(2,402)	(15,029)	(5,505)
Sales and marketing	(15,697)	(5,360)	(26,732)	(11,106)
Research and development	(10,669)	(3,638)	(19,092)	(7,700)
Other income (losses)	(868)	(263)	(1,317)	(310)
Income (loss) from operation	(16,389)	6,132	(28,418)	3,078

Finance income	2,136	2,714	2,548	1,620
Finance expense	(3,490)	(1,145)	(5,257)	(2,848)
Financial result, net	(1,354)	1,569	(2,709)	(1,228)

Equity results	139	1	235	(9)

Income (loss) before income tax	(17,604)	7,702	(30,892)	1,841

Income tax
Current	(297)	(1,598)	(504)	(1,756)
Deferred	2,432	(442)	3,466	379

Net income (loss) for the period	(15,469)	5,662	(27,930)	464

Attributable to controlling shareholders	(15,469)	5,619	(27,927)	417
Non-controlling interest	-	43	(3)	47

	USD	USD	USD	USD
Earnings (loss) per share
Basic earnings (loss) per share	(0.090)	0.034	(0.163)	0.003
Diluted earnings (loss) per share	(0.090)	0.033	(0.163)	0.003
VTEX Comprehensive Income (Loss) (In thousands of U.S. dollars, unaudited)

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Net income (loss) for the period	(15,469)	5,662	(27,930)	464

Items that are or may be reclassified subsequently to profit or loss:
Foreign cumulative conversion adjustment	847	(441)	304	(1,395)

Total comprehensive loss for the period	(14,622)	5,221	(27,626)	(931)

VTEX Condensed Consolidated Balance Sheet (In thousands of U.S. dollars, unaudited)

	June 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	23,598	58,557
Restricted cash	1,360	1,429
Marketable securities	13,503	16,969
Trade receivables	31,330	24,491
Recoverable taxes	4,257	4,071
Deferred commissions	191	438
Prepaid expenses - Current	6,103	2,379
Derivative financial instruments - Curt assets	-	174
Other current assets	278	223
Total current assets	80,620	108,731

Non-current assets
Deferred tax assets	5,840	2,174
Prepaid expenses	1,860	3,134
Recoverable taxes	535	674
Deferred Commission	1,160	389
Other	221	53
Right-of-use assets	5,611	5,076
Property and equipment, net	5,361	4,551
Intangible assets, net	37,256	15,093
Investment in joint venture	310	136
Total non-current assets	58,154	31,280

Total assets	138,774	140,011
LIABILITIES	June 30, 2021	December 31, 2020
Current liabilities
Accounts payable and accrued expenses	28,465	20,709
Loans and financing	2,135	1,585
Taxes payables	3,240	6,790
Lease liabilities	969	850
Deferred revenue	16,837	14,170
Derivative financial instruments	304	-
Accounts payable from acquisition of subsidiaries	8,686	2,794
Other	80	159
Total current liabilities	60,716	47,057

Non-current liabilities
Loans and financing	2,826	4,774
Lease liabilities	5,492	5,303
Accounts payable from acquisition of subsidiaries	1,687	1,206
Deferred revenue	10,543	5,005
Deferred tax liabilities	2,162	731
Other	269	187
Total non-current liabilities	22,979	17,206

EQUITY
Issued capital	17	17
Capital reserve	86,025	78,945
Other comprehensive income	408	104
Accumulated losses	(31,371)	(3,444)
Equity attributable to VTEX’s shareholders	55,079	75,622
Non-controlling interests	-	126
Total shareholders’ equity	55,079	75,748
Total liabilities and equity	138,774	140,011

VTEX Condensed Consolidated Statements of Cash Flows (In thousands of U.S. dollars, unaudited)

	Six months ended
	June 30, 2021	June 30, 2020

Net income (loss) of the period	(27,930)	464

Adjustments on income ( loss) for the period
Depreciation and amortization	1, 814	1,270
Deferred income tax	(3,466)	(379)
Loss on disposal of property, equipment and intangible assets	1	34
Allowance for doubtful accounts	294	744
Share-based compensation	3,995	702
Adjustment of hyperinflation	876	126
Loss (profit) on investments in joint venture	(235)	9
Fair value gain (losses)	(88)	(76)
Other costs and foreign exchange, net	27	(2,093)
Working capital adjustments
Trade receivables	(6,553)	(8,760)
Recoverable taxes	(47)	(4)
Prepaid expenses	(2,450)	(2,752)
Other assets	28	(546)
Accounts payable and accrued expenses	9,422	1,570
Taxes payable	206	2,915
Deferred revenue	6,894	6,102
Other liabilities	(525)	(1,889)

Cash used in operating activities	(17,737)	(2,563)
Income tax paid	(3,879)	(1,193)

Net cash used in operating activities	(21,616)	(3,756)

Cash flows from investing activities
Redemption of marketable securities	3,316	-
Interest received	384	757
Acquisition of subsidiaries net of cash acquired	(4,449)	(2,599)
Acquisitions of property and equipment	(1,065)	(734)

Net cash used in investing activities	(1,814)	(2,576)

Cash flows from financing activities
Changes in restricted cash	69	731
Proceeds from the exercise of stock options	927	52
Capital increase	1,000	-
Buyback of shares	(2,423)	-
Payment of loans and financing	(9,653)	(1,159)
Interest paid	(59)	(78)
Principal elements of lease payments	(460)	(102)
Lease interest paid	(351)	(395)
Net cash used in financing activities	(10,950)	(951)

Net decrease in cash and cash equivalents	(34,380)	(7,283)

Cash and cash equivalents, beginning of the period	58,557	29,762
Effect of exchange rate changes	(579)	2,632
Cash and cash equivalents, end of the period	23,598	25,111

Supplemental cash flow information:
Lease liabilities arising from obtaining right-of-use assets	156	37
Issue of ordinary shares as consideration for a business combination	1,469	-
Unpaid amount related to acquisition of non-controlling interest	27	-
Unpaid amount related to business combinations	9,810	-

Contacts

Julia Vater Fernández
Investor Relations Director
investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 17, 2021

VTEX

By:	/s/ André Spolidoro Ferreira Gomes
Name:	André Spolidoro Ferreira Gomes
Title:	Chief Executive Officer